04009512

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

<u>Bear Stearns Asset Backed Securities, Inc.</u>	<u>0000946812</u>
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
<u>Form 8-K, February 25, 2004, Series 2004-HE2</u>	<u>333-91334</u>

____

Name of Person Filing the Document
(If Other than the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.

By: ______________________
Name: Joseph T. Jurkowski, Jr.
Title: Vice President

Dated: February 25, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$487,614,000 (Approximate)

Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004- HE2

Bear Stearns Asset Backed Securities, Inc.
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

January 29, 2004

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$487,614,000 (Approximate)
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-HE2

Bear Stearns Asset Backed Securities, Inc.
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4), (5), (6)

Classes	Sizes	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Distribution Date	Ratings
Class I-A-1	$170,061,000	Floating	[1.00]	0	22	[09/25/21]	Aaa / AAA
Class I-A-2	151,710,000	Floating	[3.66]	22	55	[03/25/34]	Aaa / AAA
Class II-A	75,999,000	Floating	[2.03]	0	76	[03/25/34]	Aaa / AAA
Class M-1	33,879,000	Floating	[4.61]	41	35	[03/25/34]	Aa2 / AA
Class M-2	27,104,000	Floating	[4.48]	38	38	[03/25/34]	A2 / A
Class M-3	8,784,000	Floating	[4.43]	38	38	[03/25/34]	A3 / A-
Class M-4	6,525,000	Floating	[4.41]	37	39	[03/25/34]	Baa1 / BBB+
Class M-5	7,278,000	Floating	[4.40]	37	39	[03/25/34]	Baa2 / BBB
Class M-6	6,274,000	Floating	[4.39]	36	40	[03/25/34]	Baa3 / BBB-

Notes:

(1) The Certificate sizes are approximate and subject to a variance of +/- 10%.
(2) Certificates are priced to the 10% optional clean-up call.
(3) Based on the pricing prepayment speed described herein.
(4) The Class A and Class M Certificates are subject to a Net WAC Rate Cap.
(5) The coupon for each class of Certificates is equal to the lesser of (a) One-month LIBOR plus the related margin and (b) the related Net WAC Rate Cap.
(6) After the Optional Termination Date, the margins on each of the Class I-A-2, Class and Class II-A Certificates will increase to 2.0 times their related initial margins; and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will increase to 1.5 times their related initial margins.

Depositor:	Bear Stearns Asset Backed Securities, Inc.
Originators:	Encore Credit Corporation (30%); IndyMac Bank, F.S.B (26%); Aegis Mortgage Corp. (25%), and 5 others. For more information on the largest originators please see Exhibit I.
Master Servicer and Mortgage Loan Seller:	EMC Mortgage Corporation.
Trustee:	LaSalle Bank National Association.
Custodian:	Wells Fargo Bank Minnesota, National Association.
Underwriter:	Bear, Stearns & Co. Inc.
Offered Certificates:	Approximately $397,770,000 senior floating-rate Certificates ("the Class A Certificates") and approximately $89,844,000 mezzanine floating-rate Certificates ("the Class M Certificates"; and together with the Class A Certificates, the "Offered Certificates"). The Class A Certificates and the Class M Certificates are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	The Class CE Certificates, Class P Certificates and Class R Certificates will not be publicly offered.
Collateral:	As of the Cut-Off Date, the Mortgage Loans consisted of approximately 3,280 fixed- and adjustable-rate, first and second lien, closed-end subprime mortgage loans totaling approximately $502,000,000.
Group I Mortgage Loans:	The Group I Mortgage Loans consist of approximately 2,627 conforming and non-conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $406 million.
Group II Mortgage Loans:	The Group II Mortgage Loans consist of approximately 653 agency conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $96 million.
Expected Pricing Date:	On or about January [30], 2004.
Closing Date:	On or about February [27], 2004.
Cut-off Date:	The close of business on February 1, 2004.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in March 2004.
Record Date:	The business day immediately preceding each Distribution Date.
Delay Days:	0 (zero) days on all Offered Certificates.

Determination Date:	The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Interest Accrual Period:	For any Distribution Date with respect to the Offered Certificates, is the period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding such Distribution Date. All distributions of interest on the offered certificates will be based on a 360-day year and the actual number of days in the applicable Interest Accrual Period. The Offered Certificates will initially settle flat (no accrued interest).
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the 16th day of the month prior to the month in which the related distribution date occurs and ending on the 15th day of the month in which such distribution date occurs.
ERISA Considerations:	It is expected that the Offered Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.
Legal Investment:	It is not anticipated that any of the Offered Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).
Tax Matters:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
Optional Termination:	At its option, the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period, has been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. Such a purchase will result in the early retirement of all the certificates. In such case, the Class A and the Class M Certificates will be redeemed at par plus accrued interest.
Administrative Fees:	The sum of the "Servicing Fee" calculated at the "Servicing Fee Rate" of 0.500% per annum and the "Trustee Fee". Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Principal & Interest Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances: The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest: The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Step-up Coupon: If the Optional Termination is not exercised, on the first Distribution Date following the Distribution Date on which it could have been exercised, the margin on each of the Class I-A-2 Certificates and Class II-A Certificates will increase to 2.0 times their related initial margins and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.

Prepayment Assumption: *Fixed Rate Mortgage Loans:* 4% CPR growing to 25% CPR over 12 months, and 25% CPR thereafter.
Adjustable Rate Mortgage Loans: 4% CPR growing to 35% CPR over 12 months, and 35% CPR thereafter.

Credit Enhancement:

1. Excess Spread
2. Overcollateralization
3. Subordination
4. Policy with respect to the Class III-A Certificates.

Interest Remittance Amount: With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of servicing fees and trustee fees).

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for realized losses) over (ii) the sum of the aggregate Certificate Principal Balance of the Class A and Class M Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 2.85% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 5.70% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $2,500,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates will be fully funded on the Closing Date.

Overcollateralization Increase Amount With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cash flow from the Mortgage Loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount

With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Mortgage Loans for that Distribution Date.

Excess Overcollateralization Amount

With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount.

Stepdown Date:

The later to occur of (x) the Distribution Date occurring in March 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Group I or Group II Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [41.50]%.

Credit Enhancement Percentage:

The Credit Enhancement Percentage for any Class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class CE Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Group I, Group II and Group III Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % On/After Stepdown Date
A	[20.75]%	[41.50]%
M-1	[14.00]%	[28.00]%
M-2	[8.60]%	[17.20]%
M-3	[6.85]%	[13.70]%
M-4	[5.55]%	[11.10]%
M-5	[4.10]%	[8.20]%
M-6	[2.85]%	[5.70]%

Trigger Event:

If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test:

The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more or in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [33]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
January 2007 through December 2007	[3.75]%
January 2008 through December 2008	[5.75]%
January 2009 through December 2009	[7.00]%
January 2010 through December 2010	[7.75]%
January 2011 and thereafter	[8.25]%

Realized Losses: Generally, any realized losses on the Mortgage Loans will be absorbed first by Excess Spread, second, by the Overcollateralization Amount, and third, by the Class M Certificates in reverse numerical order.

Expense Adjusted Mortgage Rate: The applicable mortgage rate (as adjusted for the actual number of days in the related Interest Accrual Period) on each Mortgage Loan as of the first day of the related Due Period minus the sum of the (i) Servicing Fee Rate and (ii) the Trustee Fee Rate.

Net WAC Rate Cap: For any Distribution Date and the Class I-A Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group I Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period.

For any Distribution Date and the Class II-A Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group II Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period.

For any Distribution Date and the Class M Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average Expense Adjusted Mortgage Rates on the then outstanding Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the Certificate Principal Balance of the related Class A Certificates.

Pass-Through Rates: The Pass-Through Rate on any Distribution Date for each class of Offered Certificates will equal the lesser of:

(a) One-Month LIBOR plus the related margin; and
(b) The related Net WAC Rate Cap.

Interest Carry Forward Amount: For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the interest accrued during the related Interest Accrual Period for such Class (excluding any Basis Risk Shortfall Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class, in each case, reduced by any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest payable by the Master Servicer and any shortfalls resulting from the application of the Relief Act.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date and any Class A Certificates is equal to the Interest Distribution Amount for such Distribution Date for the related Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.

Basis Risk Shortfall Carryover Amount: If, on any Distribution Date, the Pass-Through Rate for a class of Offered Certificates is based on the related Net WAC Rate Cap, the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable pass-through rate not been subject to the related Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date based on such Net WAC Rate Cap, together with the unpaid portion of any such amounts from prior Distribution Dates (and accrued interest thereon at the then applicable pass-through rate, without giving effect to the Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carryover Amount.

Basis Risk Shortfall: Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial fixed-rate period of two, three or five years following the date of origination, and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods (such shortfalls, "Basis Risk Shortfalls"). This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If Basis Risk Shortfalls occur, they will be carried forward as Basis Risk Shortfall Carryover Amounts and is payable from net monthly excess cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

[The Class II-A and Class M Certificates will benefit from interest rate cap agreements pledged to the trust to mitigate their Basis Risk Shortfalls. The interest rate cap agreements will not guarantee that any of the Class II-A and Class M Certificates will receive interest at a pass-through rate based upon One-Month LIBOR plus the applicable margin on any Distribution Date. The interest rate cap agreement for the Class II-A Certificates will terminate after the Distribution Date in [January 2006]. The interest rate cap agreement for the Class M Certificates will terminate after the Distribution Date in [April 2007]. It is anticipated that the Yield Maintenance Agreement will include the following terms:

- Class II-A Certificates Notional Balances: Strike Rate of 7.00% (capped at 9.25%) for months 1-24
- Class M Certificates Notional Balances: Strike Rate of 6.00% (capped at 7.50%) for months 1-39]

Interest Payment Priority: On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount, concurrently to the holders of the Class I-A Certificates pro rata based on the amount of accrued interest payable to such class of certificates, the Senior Interest Distribution Amount allocable to such Certificates; from the Group II Interest Remittance Amount to the holders of the Class II-A Certificates the accrued interest payable to such class. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Senior Interest Distribution Amount to the unrelated group;

(ii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the combined remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the combined remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the combined remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates; and

(vii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority: On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I and Group II Principal Distribution Amounts shall be distributed as follows:

(i) the Group I Principal Distribution Amount sequentially to the holders of the Class I-A-1 and Class I-A-2 Certificates, until the Certificate Principal Balance of each such class has been reduced to zero and then to the holders of the Class II-A Certificates (as described below), after taking into account the distribution of the Group II Principal Distribution Amount described in (ii) below;

(ii) the Group II Principal Distribution Amount to the holders of the Class II-A Certificates, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class I-A Certificates (in the priority described above) , after taking into account the distribution of the Group I Principal Distribution Amount (as described in (i) above);

(iii) to the holders of the Class M-1 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i) and (ii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), and (iii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), and (iv) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), and (v) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), and (vi) above, until the Certificate Principal Balance thereof has been reduced to zero; and

(viii) to the holders of the Class M-6 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), and (vii) above, until the Certificate Principal Balance thereof has been reduced to zero.

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I and Group II Principal Distribution Amounts shall be distributed as follows:

(i) sequentially to the holders of the Class I-A Certificates, to the extent of the Class I-A Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class II-A Certificates (as described below), after taking into account the distribution of the Class II-A Principal Distribution Amount described in (ii) below;

(ii) to the holders of the Class II-A Certificates , to the extent of the Class II-A Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class I-A Certificates (in the priority described above) after taking into account the Class I-A Principal Distribution Amount described in (i) above;

(iii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(viii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Net monthly excess cashflow Distributions:

With respect to any Distribution Date, any net monthly excess cashflow shall be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the respective Group I Principal Distribution Amount and Group II Principal Distribution Amount;

(ii) from net monthly excess cashflow attributable to the Group I and Group II Interest Remittance Amount, to the holders of the Class I-A and Class II-A Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iii) to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, and Class M-6 Certificates, in that order, in an amount equal to the related Interest Carry Forward Amount allocable to such Certificates;

(iv) to make payments to a reserve account, to the extent required to distribute to the holders of the Offered Certificates any Basis Risk Carryover Amounts for such classes (after taking into account amounts paid under the interest rate cap agreements);

(v) to the holders of Offered Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(vi) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Group I Principal Distribution Amount:

The Group I Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between the Group I and Group II Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

Group II Principal Distribution Amount: The Group II Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans;(iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between the Group I and Group II Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

Class I-A Principal Distribution Amount: The Class I-A Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class I-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 58.50% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.

Class II-A Principal Distribution Amount: The Class II-A Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class II-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 58.50% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.

Class M-1 Principal Distribution Amount: The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 72.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.

Class M-2 Principal Distribution Amount: The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 82.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.

Class M-3 Principal Distribution Amount:	The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 86.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.
Class M-4 Principal Distribution Amount:	The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 88.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.
Class M-5 Principal Distribution Amount:	The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 91.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.
Class M-6 Principal Distribution Amount:	The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.

Class A-1 Available Funds Cap

Period	Distribution Date	AFC Rate (1)	AFC Rate (2)	Period	Distribution Date	AFC Rate (1)	AFC Rate (2)
1	25-Mar-04	7.429	7.429	40	25-Jun-07	6.737	10.412
2	25-Apr-04	6.949	6.949	41	25-Jul-07	6.961	10.745
3	25-May-04	7.181	7.181	42	25-Aug-07	6.736	10.434
4	25-Jun-04	6.949	6.949	43	25-Sep-07	6.736	10.417
5	25-Jul-04	7.181	7.181	44	25-Oct-07	6.960	10.751
6	25-Aug-04	6.949	6.949	45	25-Nov-07	6.736	10.387
7	25-Sep-04	6.949	6.949	46	25-Dec-07	6.960	10.723
8	25-Oct-04	7.180	7.181	47	25-Jan-08	6.735	10.360
9	25-Nov-04	6.948	6.949	48	25-Feb-08	6.735	10.386
10	25-Dec-04	7.179	7.180	49	25-Mar-08	7.199	11.084
11	25-Jan-05	6.955	6.967	50	25-Apr-08	6.734	10.351
12	25-Feb-05	6.951	6.970	51	25-May-08	6.959	10.678
13	25-Mar-05	7.695	7.716	52	25-Jun-08	6.734	10.318
14	25-Apr-05	6.949	6.968	53	25-Jul-08	6.958	10.643
15	25-May-05	7.180	7.199	54	25-Aug-08	6.733	10.282
16	25-Jun-05	6.947	6.966	55	25-Sep-08	6.733	10.265
17	25-Jul-05	7.178	7.203	56	25-Oct-08	6.957	10.591
18	25-Aug-05	6.945	6.971	57	25-Nov-08	6.732	10.232
19	25-Sep-05	6.944	6.970	58	25-Dec-08	6.957	10.555
20	25-Oct-05	7.175	7.202	59	25-Jan-09	6.732	10.197
21	25-Nov-05	6.943	6.974	60	25-Feb-09	6.732	10.180
22	25-Dec-05	7.173	7.206	61	25-Mar-09	7.451	11.257
23	25-Jan-06	6.945	7.005	62	25-Apr-09	6.730	10.150
24	25-Feb-06	6.741	8.256	63	25-May-09	6.954	10.470
25	25-Mar-06	7.469	9.164	64	25-Jun-09	6.729	10.115
26	25-Apr-06	6.746	8.271	65	25-Jul-09	6.953	10.434
27	25-May-06	6.971	8.542	66	25-Aug-09	6.729	10.079
28	25-Jun-06	6.746	8.260	67	25-Sep-09	6.728	10.063
29	25-Jul-06	6.970	8.546	68	25-Oct-09	6.952	10.381
30	25-Aug-06	6.745	9.485	69	25-Nov-09	6.728	10.028
31	25-Sep-06	6.745	9.486	70	25-Dec-09	6.952	10.344
32	25-Oct-06	6.967	9.797	71	25-Jan-10	6.727	9.993
33	25-Nov-06	6.742	9.471	72	25-Feb-10	6.727	9.975
34	25-Dec-06	6.967	9.792	73	25-Mar-10	7.447	11.026
35	25-Jan-07	6.742	9.478	74	25-Apr-10	6.726	9.942
36	25-Feb-07	6.738	10.447	75	25-May-10	6.950	10.255
37	25-Mar-07	7.459	11.563	76	25-Jun-10	6.725	9.907
38	25-Apr-07	6.737	10.428	77	25-Jul-10	0.000	10.219
39	25-May-07	6.962	10.760				

(1) Assumes 1-month LIBOR at 1.10%, 6-month LIBOR at 1.17%, no losses and is run at the pricing speed to call.
(2) Assumes the 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Subordinate Classes Available Funds Cap

Period	Distribution Date	AFC Rate (1)	AFC Rate (2)	Period	Distribution Date	AFC Rate (1)	AFC Rate (2)
1	25-Mar-04	7.409	8.859	40	25-Jun-07	6.647	10.391
2	25-Apr-04	6.931	8.481	41	25-Jul-07	6.869	10.722
3	25-May-04	7.162	8.662	42	25-Aug-07	6.648	10.404
4	25-Jun-04	6.931	8.481	43	25-Sep-07	6.648	10.387
5	25-Jul-04	7.162	8.662	44	25-Oct-07	6.870	10.720
6	25-Aug-04	6.931	8.482	45	25-Nov-07	6.649	10.365
7	25-Sep-04	6.931	8.482	46	25-Dec-07	6.871	10.713
8	25-Oct-04	7.162	8.664	47	25-Jan-08	6.649	10.357
9	25-Nov-04	6.930	8.482	48	25-Feb-08	6.650	10.376
10	25-Dec-04	7.161	8.663	49	25-Mar-08	7.109	11.073
11	25-Jan-05	6.936	8.497	50	25-Apr-08	6.650	10.342
12	25-Feb-05	6.920	8.525	51	25-May-08	6.872	10.675
13	25-Mar-05	7.660	9.122	52	25-Jun-08	6.651	10.315
14	25-Apr-05	6.918	8.524	53	25-Jul-08	6.873	10.642
15	25-May-05	7.148	8.705	54	25-Aug-08	6.651	10.281
16	25-Jun-05	6.917	8.522	55	25-Sep-08	6.652	10.264
17	25-Jul-05	7.146	8.708	56	25-Oct-08	6.874	10.591
18	25-Aug-05	6.915	8.534	57	25-Nov-08	6.653	10.239
19	25-Sep-05	6.914	8.533	58	25-Dec-08	6.875	10.565
20	25-Oct-05	7.144	8.754	59	25-Jan-09	6.652	10.213
21	25-Nov-05	6.883	8.668	60	25-Feb-09	6.652	10.196
22	25-Dec-05	7.047	9.008	61	25-Mar-09	7.364	11.275
23	25-Jan-06	6.823	8.840	62	25-Apr-09	6.652	10.166
24	25-Feb-06	6.656	9.872	63	25-May-09	6.874	10.489
25	25-Mar-06	7.374	10.631	64	25-Jun-09	6.653	10.133
26	25-Apr-06	6.661	9.895	65	25-Jul-09	6.875	10.453
27	25-May-06	6.883	10.150	66	25-Aug-09	6.653	10.099
28	25-Jun-06	6.662	9.964	67	25-Sep-09	6.653	10.083
29	25-Jul-06	6.884	10.202	68	25-Oct-09	6.875	10.401
30	25-Aug-06	6.662	10.973	69	25-Nov-09	6.654	10.049
31	25-Sep-06	6.662	10.972	70	25-Dec-09	6.876	10.366
32	25-Oct-06	6.882	11.244	71	25-Jan-10	6.654	10.015
33	25-Nov-06	6.662	11.018	72	25-Feb-10	6.654	9.997
34	25-Dec-06	6.878	11.348	73	25-Mar-10	7.368	11.051
35	25-Jan-07	6.649	11.089	74	25-Apr-10	6.655	9.965
36	25-Feb-07	6.646	11.883	75	25-May-10	6.877	10.279
37	25-Mar-07	7.359	12.835	76	25-Jun-10	6.655	9.930
38	25-Apr-07	6.647	11.874	77	25-Jul-10	0.000	10.243
39	25-May-07	6.869	12.189				

(1) Assumes 1-month LIBOR at 1.10%, 6-month LIBOR at 1.17%, no losses and is run at the pricing speed to call.
(2) Assumes the 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Excess Spread Before Losses

Period	Distribution Date	Excess Spread (1)	Excess Spread (2)	Period	Distribution Date	Excess Spread (1)	Excess Spread (2)
1	25-Mar-04	570	570	40	25-Jun-07	490	361
2	25-Apr-04	549	547	41	25-Jul-07	498	374
3	25-May-04	554	550	42	25-Aug-07	493	368
4	25-Jun-04	548	542	43	25-Sep-07	494	364
5	25-Jul-04	553	545	44	25-Oct-07	500	376
6	25-Aug-04	547	536	45	25-Nov-07	494	355
7	25-Sep-04	546	531	46	25-Dec-07	500	369
8	25-Oct-04	551	531	47	25-Jan-08	494	348
9	25-Nov-04	545	516	48	25-Feb-08	494	354
10	25-Dec-04	549	512	49	25-Mar-08	507	384
11	25-Jan-05	543	495	50	25-Apr-08	494	345
12	25-Feb-05	540	481	51	25-May-08	500	359
13	25-Mar-05	556	491	52	25-Jun-08	494	339
14	25-Apr-05	537	452	53	25-Jul-08	500	352
15	25-May-05	542	446	54	25-Aug-08	494	340
16	25-Jun-05	534	423	55	25-Sep-08	494	335
17	25-Jul-05	539	419	56	25-Oct-08	500	349
18	25-Aug-05	531	396	57	25-Nov-08	494	328
19	25-Sep-05	529	382	58	25-Dec-08	501	343
20	25-Oct-05	534	383	59	25-Jan-09	494	321
21	25-Nov-05	523	363	60	25-Feb-09	494	325
22	25-Dec-05	521	368	61	25-Mar-09	513	377
23	25-Jan-06	514	348	62	25-Apr-09	494	317
24	25-Feb-06	496	423	63	25-May-09	500	332
25	25-Mar-06	515	454	64	25-Jun-09	494	311
26	25-Apr-06	496	407	65	25-Jul-09	500	326
27	25-May-06	501	414	66	25-Aug-09	494	310
28	25-Jun-06	495	395	67	25-Sep-09	494	307
29	25-Jul-06	500	401	68	25-Oct-09	500	323
30	25-Aug-06	493	400	69	25-Nov-09	494	302
31	25-Sep-06	493	393	70	25-Dec-09	500	319
32	25-Oct-06	498	400	71	25-Jan-10	494	298
33	25-Nov-06	491	382	72	25-Feb-10	494	299
34	25-Dec-06	496	393	73	25-Mar-10	513	354
35	25-Jan-07	488	372	74	25-Apr-10	494	294
36	25-Feb-07	487	387	75	25-May-10	500	311
37	25-Mar-07	506	427	76	25-Jun-10	494	289
38	25-Apr-07	484	364	77	25-Jul-10	0	306
39	25-May-07	494	380				

(1) Assumes 1-month LIBOR at 1.10%, 6-month LIBOR at 1.17%, and is run at the pricing speed to call.
(2) Assumes the Forward LIBOR curve and run at the pricing speed to call.

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$501,918,882		
Number of Loans	3,280		
Average Current Loan Balance	$153,024	$14,400	$645,000
[(1)] Original Combined Loan-to-Value Ratio	80.84%	16.28%	100.00%
[(1)] Mortgage Rate	7.6657%	4.5000%	13.4380%
[(1)] Net Mortgage Rate	7.1617%	4.0000%	12.9380%
[(1)(3)] Note Margin	6.1416%	2.2500%	10.9520%
[(1)(3)] Maximum Mortgage Rate	14.1207%	7.7450%	18.1900%
[(1)(3)] Minimum Mortgage Rate	7.3134%	2.2500%	14.9900%
[(1)(3)] Term to Next Rate Adjustment Rate (months)	23	5	115
[(1)] Remaining Term to Stated Maturity (months)	350	172	360
[(1)(2)] Credit Score	610	500	815

[(1)] Weighted Average reflected in Total.
[(2)] 100.00% of Mortgage Loans have Credit Scores.
[(3)] Adjustable Rate Loans Only

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable Rate	68.07%
	Fixed Rate	31.93%
Lien	First	97.82%
	Second	2.18%
Property Type	Two- to four- family units	6.70%
	Co-Op	0.23%
	Condo Low-Rise (less than 5 stories)	4.75%
	Planned Unit Developments (attached)	8.25%
	Single-family detached	79.11%
	Townhouse	0.96%
Geographic Distribution	California	34.60%
	Florida	6.25%
	Illinois	5.22%
	Georgia	4.76%
	Ohio	4.16%
	New York	3.95%
	Maryland	3.51%
Number of States (including DC)	50	
Documentation Type	Full/Alternative	63.57%
	Limited	9.73%
	No Income/No Asset	0.69%
	No Ratio	0.74%
	Stated Income	24.93%
	Stated Income/Stated Asset	0.31%
	Streamline	0.02%
Loans with Prepayment Penalties		75.49%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
500 - 519	100	12,166,204	2.42	121,662	75.26
520 - 539	234	35,688,155	7.11	152,513	77.34
540 - 559	315	47,310,317	9.43	150,191	76.99
560 - 579	362	56,800,595	11.32	156,908	79.50
580 - 599	514	72,361,182	14.42	140,781	83.00
600 - 619	552	89,581,240	17.85	162,285	81.86
620 - 639	386	54,252,156	10.81	140,550	83.06
640 - 659	308	46,512,790	9.27	151,016	83.22
660 - 679	221	34,805,241	6.93	157,490	82.23
680 - 699	132	20,555,907	4.10	155,727	81.92
700 - 719	64	10,727,360	2.14	167,615	76.58
720 - 739	46	9,421,141	1.88	204,807	81.81
740 - 759	26	5,848,190	1.17	224,930	72.18
760 - 779	9	2,563,739	0.51	284,860	81.88
780 - 799	8	2,659,752	0.53	332,469	74.75
800 - 819	3	664,914	0.13	221,638	83.78
TOTAL:	3,280	501,918,882	100.00	153,024	80.84

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
0.00% - 4.99%	55	9,766,841	1.95	177,579	657	74.39
5.00% - 9.99%	10	1,825,396	0.36	182,540	605	72.15
10.00% - 14.99%	44	4,230,309	0.84	96,143	630	78.19
15.00% - 19.99%	88	9,928,236	1.98	112,821	611	78.28
20.00% - 24.99%	165	20,696,650	4.12	125,434	601	78.06
25.00% - 29.99%	287	40,396,967	8.05	140,756	609	78.39
30.00% - 34.99%	402	59,250,423	11.80	147,389	615	78.76
35.00% - 39.99%	560	84,644,745	16.86	151,151	610	80.16
40.00% - 44.99%	613	98,235,742	19.57	160,254	606	82.30
45.00% - 49.99%	797	129,229,804	25.75	162,145	608	83.21
50.00% - 54.99%	224	39,404,708	7.85	175,914	606	80.80
55.00% - 59.99%	35	4,309,063	0.86	123,116	608	81.88
TOTAL:	3,280	501,918,882	100.00	153,024	610	80.84

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	1,156	72,922,219	14.53	63,082	602	81.89
$100,001 - $200,000	1,324	191,750,610	38.20	144,827	604	80.91
$200,001 - $300,000	515	125,981,704	25.10	244,625	608	81.91
$300,001 - $400,000	183	62,738,772	12.50	342,835	620	81.61
$400,001 - $500,000	81	36,589,392	7.29	451,721	627	76.46
$500,001 - $600,000	17	9,433,654	1.88	554,921	662	74.16
$600,001 - $700,000	4	2,502,531	0.50	625,633	659	61.04
TOTAL:	3,280	501,918,882	100.00	153,024	610	80.84

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.0000% - 4.5999%	2	248,357	0.05	124,178	672	56.41
4.5000% - 4.9999%	15	3,557,220	0.71	237,148	663	73.33
5.0000% - 5.4999%	126	28,406,528	5.66	225,449	656	73.57
5.5000% - 5.9999%	210	46,996,959	9.36	223,795	651	75.80
6.0000% - 6.4999%	435	85,428,940	17.02	196,388	625	78.78
6.5000% - 6.9999%	337	60,253,273	12.00	178,793	612	81.75
7.0000% - 7.4999%	652	107,184,376	21.35	164,393	598	81.93
7.5000% - 7.9999%	397	59,129,650	11.78	148,941	602	84.44
8.0000% - 8.4999%	385	52,817,659	10.52	137,189	579	82.87
8.5000% - 8.9999%	198	20,517,400	4.09	103,623	586	85.47
9.0000% - 9.4999%	251	20,305,531	4.05	80,899	585	84.21
9.5000% - 9.9999%	83	7,295,021	1.45	87,892	560	78.13
10.0000% - 10.4999%	105	5,272,214	1.05	50,212	579	83.60
10.5000% - 10.9999%	28	2,158,105	0.43	77,075	550	73.56
11.0000% - 11.4999%	19	834,011	0.17	43,895	562	82.50
11.5000% - 11.9999%	3	324,639	0.06	108,213	522	61.21
12.0000% - 12.4999%	33	1,161,200	0.23	35,188	630	99.81
12.5000% - 12.9999%	1	27,800	0.01	27,800	649	100.00
TOTAL:	3,280	501,918,882	100.00	153,024	610	80.84

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.5000% - 4.9999%	2	248,357	0.05	124,178	672	56.41
5.0000% - 5.4999%	14	3,246,220	0.65	231,873	663	71.85
5.5000% - 5.9999%	125	28,065,428	5.59	224,523	656	73.38
6.0000% - 6.4999%	209	46,829,109	9.33	224,063	650	75.75
6.5000% - 6.9999%	436	85,653,090	17.07	196,452	625	78.81
7.0000% - 7.4999%	335	60,019,173	11.96	179,162	612	81.69
7.5000% - 7.9999%	653	107,454,376	21.41	164,555	599	81.95
8.0000% - 8.4999%	399	59,608,550	11.88	149,395	603	84.52
8.5000% - 8.9999%	386	52,898,659	10.54	137,043	579	82.88
9.0000% - 9.4999%	198	20,517,400	4.09	103,623	586	85.47
9.5000% - 9.9999%	251	20,305,531	4.05	80,899	585	84.21
10.0000% - 10.4999%	83	7,295,021	1.45	87,892	560	78.13
10.5000% - 10.9999%	105	5,272,214	1.05	50,212	579	83.60
11.0000% - 11.4999%	28	2,158,105	0.43	77,075	550	73.56
11.5000% - 11.9999%	19	834,011	0.17	43,895	562	82.50
12.0000% - 12.4999%	3	324,639	0.06	108,213	522	61.21
12.5000% - 12.9999%	33	1,161,200	0.23	35,188	630	99.81
13.0000% - 13.4999%	1	27,800	0.01	27,800	649	100.00
TOTAL:	3,280	501,918,882	100.00	153,024	610	80.84

Original Combined Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
15.00% - 19.99%	7	1,210,291	0.24	172,899	700
20.00% - 24.99%	5	315,058	0.06	63,012	624
25.00% - 29.99%	14	820,585	0.16	58,613	599
30.00% - 34.99%	10	1,017,447	0.20	101,745	648
35.00% - 39.99%	16	1,830,871	0.36	114,429	574
40.00% - 44.99%	28	3,766,426	0.75	134,515	639
45.00% - 49.99%	24	3,598,555	0.72	149,940	611
50.00% - 54.99%	43	6,725,628	1.34	156,410	607
55.00% - 59.99%	84	14,988,253	2.99	178,432	611
60.00% - 64.99%	112	17,978,426	3.58	160,522	599
65.00% - 69.99%	137	25,285,425	5.04	184,565	600
70.00% - 74.99%	199	34,132,267	6.80	171,519	594
75.00% - 79.99%	288	51,431,878	10.25	178,583	604
80.00% - 84.99%	710	113,542,821	22.62	159,919	611
85.00% - 89.99%	520	84,036,322	16.74	161,608	597
90.00% - 94.99%	574	94,162,499	18.76	164,046	616
95.00% - 99.99%	194	24,590,609	4.90	126,756	637
100.00% - 104.99%	315	22,485,518	4.48	71,383	641
TOTAL:	3,280	501,918,882	100.00	153,024	610

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
California	772	173,671,230	34.60	224,963	616	77.89
Florida	271	31,393,293	6.25	115,842	605	81.30
Illinois	174	26,212,105	5.22	150,644	599	81.65
Georgia	162	23,907,932	4.76	147,580	625	86.37
Ohio	218	20,866,639	4.16	95,719	604	86.50
New York	95	19,832,377	3.95	208,762	624	77.28
Maryland	107	17,629,512	3.51	164,762	600	82.56
Virginia	98	16,939,660	3.37	172,854	607	83.60
Other[1]	1,383	171,466,133	34.21	123,981	604	82.12
TOTAL:	3,280	501,918,882	100.00	153,024	610	80.84

[1] Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Purchase	807	97,681,127	19.46	121,042	632	85.64
Equity Refinance	2,182	361,781,136	72.08	165,803	601	79.61
Rate/Term Refinance	291	42,456,619	8.46	145,899	631	80.24
TOTAL:	3,280	501,918,882	100.00	153,024	610	80.84

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Full/Alternative	2,245	319,072,179	63.57	142,126	604	81.79
Limited	244	48,861,655	9.73	200,253	628	74.52
No Income/No Asset	21	3,476,788	0.69	165,561	677	79.08
No Ratio	20	3,712,799	0.74	185,640	637	61.79
Stated Income	739	125,131,664	24.93	169,326	615	81.64
Stated Income/Stated Asset	10	1,563,986	0.31	156,399	613	72.12
Streamline	1	99,813	0.02	99,813	624	53.19
TOTAL:	3,280	501,918,882	100.00	153,024	610	80.84

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	243	31,451,884	6.27	129,432	627	77.32
Primary Residence	3,022	467,912,392	93.22	154,835	608	81.09
Second/Vacation	15	2,554,606	0.51	170,307	645	78.33
TOTAL:	3,280	501,918,882	100.00	153,024	610	80.84

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	202	33,645,758	6.70	166,563	620	78.42
Co-Op	4	1,139,104	0.23	284,776	626	68.56
Condo Low-Rise (less than 5 stories)	174	23,860,200	4.75	137,128	618	82.22
Planned Unit Developments (attached)	233	41,405,785	8.25	177,707	613	81.69
Single-family detached	2,641	397,051,221	79.11	150,341	608	80.95
Townhouse	26	4,816,814	0.96	185,262	594	77.68
TOTAL:	3,280	501,918,882	100.00	153,024	610	80.84

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
None	836	123,027,399	24.51	147,162	613	79.72
12 Months	184	32,112,176	6.40	174,523	613	81.09
24 Months	1,338	214,826,638	42.80	160,558	595	82.12
30 Months	2	447,200	0.09	223,600	669	80.00
36 Months	907	130,056,602	25.91	143,392	628	79.72
60 Months	13	1,448,867	0.29	111,451	650	80.92
TOTAL:	3,280	501,918,882	100.00	153,024	610	80.84

GROUP I MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$406,020,955		
Number of Loans	2,627		
Average Current Loan Balance	$154,557	$14,400	$645,000
(1) Original Combined Loan-to-Value Ratio	81.71%	17.21%	100.00%
(1) Mortgage Rate	7.6860%	4.9900%	13.4380%
(1) Net Mortgage Rate	7.1890%	4.4900%	12.9380%
(1) (3) Note Margin	6.3184%	3.0000%	10.9520%
(1) (3) Maximum Mortgage Rate	14.2286%	10.9000%	18.2020%
(1) (3) Minimum Mortgage Rate	7.6935%	4.2500%	14.9900%
(1) (3) Term to Next Rate Adjustment Rate (months)	24	5	60
(1) Remaining Term to Stated Maturity (months)	351	176	360
(1) (2) Credit Score	611	500	815

(1) Weighted Average reflected in Total.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable Rate	73.37%
	Fixed Rate	26.63%
Lien	First	97.31%
	Second	2.69%
Property Type	Two- to four- family units	6.83%
	Co-Op	0.14%
	Condo Low-Rise (less than 5 stories)	4.82%
	Planned Unit Developments (attached)	8.07%
	Single-family detached	79.23%
	Townhouse	0.92%
Geographic Distribution	California	37.48%
	Florida	6.45%
	Illinois	5.61%
	Georgia	5.02%
	Ohio	4.21%
	Maryland	3.61%
	Virginia	3.46%
Number of States (including DC)	49	
Documentation Type	Full/Alternative	62.48%
	Limited	5.46%
	No Income/No Asset	0.65%
	No Ratio	0.20%
	Stated Income	30.82%
	Stated Income/Stated Asset	0.39%
Loans with Prepayment Penalties		78.50%

Credit Score Distribution of Group I Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
500 - 519	84	9,721,757	2.39	115,735	77.14
520 - 539	197	30,467,080	7.50	154,655	78.25
540 - 559	248	38,182,495	9.40	153,962	78.17
560 - 579	266	43,240,311	10.65	162,558	80.28
580 - 599	419	58,861,989	14.50	140,482	83.68
600 - 619	382	62,614,956	15.42	163,914	83.30
620 - 639	319	45,407,934	11.18	142,345	84.08
640 - 659	267	39,669,459	9.77	148,575	83.55
660 - 679	194	30,612,814	7.54	157,798	83.35
680 - 699	113	18,138,331	4.47	160,516	82.05
700 - 719	57	9,709,083	2.39	170,335	76.42
720 - 739	38	8,103,200	2.00	213,242	83.78
740 - 759	24	5,577,604	1.37	232,400	71.87
760 - 779	8	2,389,276	0.59	298,659	81.28
780 - 799	8	2,659,752	0.66	332,469	74.75
800 - 819	3	664,914	0.16	221,638	83.78
TOTAL:	2,627	406,020,955	100.00	154,557	81.71

Debt-to-Income Ratios of Group I Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
0.00% - 4.99%	30	5,523,864	1.36	184,129	682	83.13
5.00% - 9.99%	6	1,364,633	0.34	227,439	609	71.70
10.00% - 14.99%	25	3,016,142	0.74	120,646	645	81.66
15.00% - 19.99%	63	7,154,658	1.76	113,566	613	79.54
20.00% - 24.99%	109	14,805,003	3.65	135,826	605	80.52
25.00% - 29.99%	224	32,364,042	7.97	144,482	611	78.71
30.00% - 34.99%	305	45,394,499	11.18	148,834	618	79.16
35.00% - 39.99%	431	65,123,351	16.04	151,098	614	80.75
40.00% - 44.99%	504	81,426,537	20.05	161,561	608	82.74
45.00% - 49.99%	708	112,691,859	27.76	159,169	608	83.80
50.00% - 54.99%	187	32,847,303	8.09	175,654	608	81.49
55.00% - 59.99%	35	4,309,063	1.06	123,116	608	81.88
TOTAL:	2,627	406,020,955	100.00	154,557	611	81.71

Original Mortgage Loan Principal Balances of Group I Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	955	59,185,631	14.58	61,974	602	84.25
$100,001 - $200,000	1,018	147,546,791	36.34	144,938	605	81.75
$200,001 - $300,000	398	97,278,640	23.96	244,419	610	83.10
$300,001 - $400,000	154	53,484,316	13.17	347,301	620	82.13
$400,001 - $500,000	81	36,589,392	9.01	451,721	627	76.46
$500,001 - $600,000	17	9,433,654	2.32	554,921	662	74.16
$600,001 - $700,000	4	2,502,531	0.62	625,633	659	61.04
TOTAL:	2,627	406,020,955	100.00	154,557	611	81.71

Net Mortgage Rates of Group I Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.0000% - 4.5999%	1	84,000	0.02	84,000	661	84.00
4.5000% - 4.9999%	9	2,730,845	0.67	303,427	670	73.35
5.0000% - 5.4999%	97	24,202,033	5.96	249,506	661	72.78
5.5000% - 5.9999%	143	35,889,336	8.84	250,974	659	75.18
6.0000% - 6.4999%	330	68,876,505	16.96	208,717	628	79.07
6.5000% - 6.9999%	253	47,681,506	11.74	188,464	614	82.32
7.0000% - 7.4999%	509	85,935,142	21.17	168,831	598	82.53
7.5000% - 7.9999%	325	48,405,449	11.92	148,940	602	85.43
8.0000% - 8.4999%	323	44,173,225	10.88	136,759	579	84.61
8.5000% - 8.9999%	178	18,390,034	4.53	103,315	588	86.69
9.0000% - 9.4999%	227	16,947,081	4.17	74,657	587	86.74
9.5000% - 9.9999%	69	5,461,841	1.35	79,157	563	82.31
10.0000% - 10.4999%	93	4,121,357	1.02	44,316	587	90.61
10.5000% - 10.9999%	20	1,265,700	0.31	63,285	558	82.85
11.0000% - 11.4999%	15	601,900	0.15	40,127	574	92.37
11.5000% - 11.9999%	1	66,000	0.02	66,000	506	75.00
12.0000% - 12.4999%	33	1,161,200	0.29	35,188	630	99.81
12.5000% - 12.9999%	1	27,800	0.01	27,800	649	100.00
TOTAL:	2,627	406,020,955	100.00	154,557	611	81.71

Mortgage Rates of Group I Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.5000% - 4.9999%	1	84,000	0.02	84,000	661	84.00
5.0000% - 5.4999%	8	2,419,845	0.60	302,481	670	71.36
5.5000% - 5.9999%	96	23,860,933	5.88	248,551	660	72.53
6.0000% - 6.4999%	142	35,721,486	8.80	251,560	658	75.11
6.5000% - 6.9999%	331	69,100,655	17.02	208,763	629	79.10
7.0000% - 7.4999%	251	47,447,406	11.69	189,033	614	82.24
7.5000% - 7.9999%	510	86,205,142	21.23	169,030	598	82.55
8.0000% - 8.4999%	327	48,884,349	12.04	149,493	603	85.52
8.5000% - 8.9999%	324	44,254,225	10.90	136,587	579	84.62
9.0000% - 9.4999%	178	18,390,034	4.53	103,315	588	86.69
9.5000% - 9.9999%	227	16,947,081	4.17	74,657	587	86.74
10.0000% - 10.4999%	69	5,461,841	1.35	79,157	563	82.31
10.5000% - 10.9999%	93	4,121,357	1.02	44,316	587	90.61
11.0000% - 11.4999%	20	1,265,700	0.31	63,285	558	82.85
11.5000% - 11.9999%	15	601,900	0.15	40,127	574	92.37
12.0000% - 12.4999%	1	66,000	0.02	66,000	506	75.00
12.5000% - 12.9999%	33	1,161,200	0.29	35,188	630	99.81
13.0000% - 13.4999%	1	27,800	0.01	27,800	649	100.00
TOTAL:	2,627	406,020,955	100.00	154,557	611	81.71

Original Combined Loan-to-Value Ratios of Group I Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
15.00% - 19.99%	4	741,926	0.18	185,482	723
20.00% - 24.99%	2	100,094	0.02	50,047	583
25.00% - 29.99%	4	260,100	0.06	65,025	633
30.00% - 34.99%	4	704,701	0.17	176,175	672
35.00% - 39.99%	8	1,043,822	0.26	130,478	577
40.00% - 44.99%	19	2,865,196	0.71	150,800	653
45.00% - 49.99%	15	2,659,768	0.66	177,318	615
50.00% - 54.99%	24	4,561,930	1.12	190,080	614
55.00% - 59.99%	58	11,322,600	2.79	195,217	619
60.00% - 64.99%	88	14,457,386	3.56	164,288	602
65.00% - 69.99%	91	17,334,558	4.27	190,490	606
70.00% - 74.99%	152	27,397,372	6.75	180,246	594
75.00% - 79.99%	208	39,437,403	9.71	189,603	606
80.00% - 84.99%	551	89,000,841	21.92	161,526	611
85.00% - 89.99%	428	70,593,636	17.39	164,938	595
90.00% - 94.99%	493	82,167,441	20.24	166,668	618
95.00% - 99.99%	163	18,886,664	4.65	115,869	640
100.00% - 104.99%	315	22,485,518	5.54	71,383	641
TOTAL:	2,627	406,020,955	100.00	154,557	611

Geographic Distribution of Mortgaged Properties of Group I Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
California	664	152,182,637	37.48	229,191	617	78.58
Florida	233	26,194,319	6.45	112,422	607	81.79
Illinois	145	22,782,388	5.61	157,120	602	82.48
Georgia	136	20,398,561	5.02	149,989	627	87.56
Ohio	184	17,081,419	4.21	92,834	606	87.32
Maryland	88	14,666,151	3.61	166,661	601	82.75
Virginia	82	14,029,599	3.46	171,093	604	83.89
Other(1)	1,095	138,685,883	34.15	126,654	608	83.11
TOTAL:	2,627	406,020,955	100.00	154,557	611	81.71

(1) Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Mortgage Loan Purpose of Group I Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Purchase	680	78,353,668	19.30	115,226	634	86.76
Equity Refinance	1,722	295,136,539	72.69	171,392	603	80.43
Rate/Term Refinance	225	32,530,747	8.01	144,581	639	81.07
TOTAL:	2,627	406,020,955	100.00	154,557	611	81.71

Mortgage Loan Documentation Type of Group I Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Full/Alternative	1,775	253,695,110	62.48	142,927	606	82.42
Limited	85	22,162,931	5.46	260,740	647	74.80
No Income/No Asset	16	2,658,815	0.65	166,176	680	81.19
No Ratio	2	808,450	0.20	404,225	690	76.14
Stated Income	739	125,131,664	30.82	169,326	615	81.64
Stated Income/Stated Asset	10	1,563,986	0.39	156,399	613	72.12
TOTAL:	2,627	406,020,955	100.00	154,557	611	81.71

Occupancy Types of Group I Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	205	26,780,731	6.60	130,638	626	78.49
Primary Residence	2,410	377,151,435	92.89	156,494	610	81.94
Second/Vacation	12	2,088,789	0.51	174,066	657	80.90
TOTAL:	2,627	406,020,955	100.00	154,557	611	81.71

Mortgaged Property Types of Group I Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	173	27,733,501	6.83	160,309	619	79.71
Co-Op	1	559,283	0.14	559,283	642	65.88
Condo Low-Rise (less than 5 stories)	143	19,582,481	4.82	136,940	618	83.49
Planned Unit Developments (attached)	184	32,751,824	8.07	177,999	616	82.30
Single-family detached	2,110	321,674,304	79.23	152,452	610	81.75
Townhouse	16	3,719,561	0.92	232,473	598	80.73
TOTAL:	2,627	406,020,955	100.00	154,557	611	81.71

Prepayment Penalty Terms of Group I Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
None	595	87,280,333	21.50	146,690	614	80.98
12 Months	175	30,361,736	7.48	173,496	612	81.46
24 Months	1,137	182,370,206	44.92	160,396	596	82.77
30 Months	2	447,200	0.11	223,600	669	80.00
36 Months	709	104,594,703	25.76	147,524	635	80.50
60 Months	9	966,777	0.24	107,420	678	85.83
TOTAL:	2,627	406,020,955	100.00	154,557	611	81.71

GROUP II MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$95,897,927		
Number of Loans	653		
Average Current Loan Balance	$146,857	$14,981	$359,202
(1) Original Combined Loan-to-Value Ratio	77.17%	16.28%	97.52%
(1) Mortgage Rate	7.5802%	4.5000%	12.2500%
(1) Net Mortgage Rate	7.0802%	4.0000%	11.7500%
(1) (3) Note Margin	5.4469%	2.2500%	7.7500%
(1) (3) Maximum Mortgage Rate	13..6964%	11.1500%	18.2500%
(1) (3) Minimum Mortgage Rate	5.8191%	2.2500%	9.8750%
(1) (3) Term to Next Rate Adjustment Rate (months)	22	5	115
(1) Remaining Term to Stated Maturity (months)	346	172	359
(1) (2) Credit Score	602	500	760

(1) Weighted Average reflected in Total.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable Rate	72.25%
	Fixed Rate	27.75%
Lien	First	100.00%
Property Type	Two- to four- family units	6.17%
	Co-Op	0.60%
	Condo Low-Rise (less than 5 stories)	4.46%
	Planned Unit Developments (attached)	9.02%
	Single-family detached	78.60%
	Townhouse	1.14%
Geographic Distribution	California	22.41%
	New York	9.24%
	Florida	5.42%
	New Jersey	5.13%
	Missouri	4.67%
	Ohio	3.95%
	Georgia	3.66%
	Illinois	3.58%
	North Carolina	3.25%
	Maryland	3.09%
	Virginia	3.03%
Number of States (including DC)	46	
Documentation Type	Full/Alternative	68.17%
	Limited	27.84%
	No Income/No Asset	0.85%
	No Ratio	3.03%
	Streamline	0.10%
Loans with Prepayment Penalties		62.72%

Credit Score Distribution of Group II Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
500 - 519	16	2,444,447	2.55	152,778	67.79
520 - 539	37	5,221,076	5.44	141,110	71.98
540 - 559	67	9,127,822	9.52	136,236	72.04
560 - 579	96	13,560,284	14.14	141,253	77.03
580 - 599	95	13,499,193	14.08	142,097	80.02
600 - 619	170	26,966,284	28.12	158,625	78.53
620 - 639	67	8,844,222	9.22	132,003	77.80
640 - 659	41	6,843,331	7.14	166,911	81.33
660 - 679	27	4,192,427	4.37	155,275	74.08
680 - 699	19	2,417,576	2.52	127,241	80.96
700 - 719	7	1,018,276	1.06	145,468	78.13
720 - 739	8	1,317,941	1.37	164,743	69.72
740 - 759	2	270,586	0.28	135,293	78.69
760 - 779	1	174,463	0.18	174,463	90.00
TOTAL:	653	95,897,927	100.00	146,857	77.17

Debt-to-Income Ratios of Group II Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
0.00% - 4.99%	25	4,242,976	4.42	169,719	624	63.01
5.00% - 9.99%	4	460,763	0.48	115,191	593	73.49
10.00% - 14.99%	19	1,214,167	1.27	63,904	592	69.57
15.00% - 19.99%	25	2,773,577	2.89	110,943	604	75.03
20.00% - 24.99%	56	5,891,647	6.14	105,208	591	71.87
25.00% - 29.99%	63	8,032,925	8.38	127,507	602	77.10
30.00% - 34.99%	97	13,855,923	14.45	142,845	603	77.47
35.00% - 39.99%	129	19,521,394	20.36	151,329	598	78.19
40.00% - 44.99%	109	16,809,206	17.53	154,213	597	80.18
45.00% - 49.99%	89	16,537,945	17.25	185,820	610	79.21
50.00% - 54.99%	37	6,557,405	6.84	177,227	596	77.32
TOTAL:	653	95,897,927	100.00	146,857	602	77.17

Original Mortgage Loan Principal Balances of Group II Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	201	13,736,588	14.32	68,341	600	71.69
$100,001 - $200,000	306	44,203,819	46.09	144,457	599	78.10
$200,001 - $300,000	117	28,703,064	29.93	245,325	601	77.91
$300,001 - $400,000	29	9,254,456	9.65	319,119	621	78.62
TOTAL:	653	95,897,927	100.00	146,857	602	77.17

Net Mortgage Rates of Group II Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.0000% - 4.5999%	1	164,357	0.17	164,357	677	42.31
4.5000% - 4.9999%	6	826,374	0.86	137,729	641	73.28
5.0000% - 5.4999%	29	4,204,494	4.38	144,983	629	78.16
5.5000% - 5.9999%	67	11,107,622	11.58	165,785	624	77.81
6.0000% - 6.4999%	105	16,552,435	17.26	157,642	610	77.59
6.5000% - 6.9999%	84	12,571,767	13.11	149,664	606	79.61
7.0000% - 7.4999%	143	21,249,234	22.16	148,596	600	79.49
7.5000% - 7.9999%	72	10,724,201	11.18	148,947	602	79.97
8.0000% - 8.4999%	62	8,644,434	9.01	139,426	583	73.96
8.5000% - 8.9999%	20	2,127,366	2.22	106,368	572	74.99
9.0000% - 9.4999%	24	3,358,450	3.50	139,935	573	71.46
9.5000% - 9.9999%	14	1,833,180	1.91	130,941	550	65.66
10.0000% - 10.4999%	12	1,150,857	1.20	95,905	551	58.51
10.5000% - 10.9999%	8	892,405	0.93	111,551	539	60.39
11.0000% - 11.4999%	4	232,111	0.24	58,028	530	56.91
11.5000% - 11.9999%	2	258,639	0.27	129,320	526	57.69
TOTAL:	653	95,897,927	100.00	146,857	602	77.17

Mortgage Rates of Group II Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.5000% - 4.9999%	1	164,357	0.17	164,357	677	42.31
5.0000% - 5.4999%	6	826,374	0.86	137,729	641	73.28
5.5000% - 5.9999%	29	4,204,494	4.38	144,983	629	78.16
6.0000% - 6.4999%	67	11,107,622	11.58	165,785	624	77.81
6.5000% - 6.9999%	105	16,552,435	17.26	157,642	610	77.59
7.0000% - 7.4999%	84	12,571,767	13.11	149,664	606	79.61
7.5000% - 7.9999%	143	21,249,234	22.16	148,596	600	79.49
8.0000% - 8.4999%	72	10,724,201	11.18	148,947	602	79.97
8.5000% - 8.9999%	62	8,644,434	9.01	139,426	583	73.96
9.0000% - 9.4999%	20	2,127,366	2.22	106,368	572	74.99
9.5000% - 9.9999%	24	3,358,450	3.50	139,935	573	71.46
10.0000% - 10.4999%	14	1,833,180	1.91	130,941	550	65.66
10.5000% - 10.9999%	12	1,150,857	1.20	95,905	551	58.51
11.0000% - 11.4999%	8	892,405	0.93	111,551	539	60.39
11.5000% - 11.9999%	4	232,111	0.24	58,028	530	56.91
12.0000% - 12.4999%	2	258,639	0.27	129,320	526	57.69
TOTAL:	653	95,897,927	100.00	146,857	602	77.17

Original Combined Loan-to-Value Ratios of Group II Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
15.00% - 19.99%	3	468,365	0.49	156,122	664
20.00% - 24.99%	3	214,964	0.22	71,655	643
25.00% - 29.99%	10	560,485	0.58	56,048	583
30.00% - 34.99%	6	312,746	0.33	52,124	594
35.00% - 39.99%	8	787,050	0.82	98,381	571
40.00% - 44.99%	9	901,230	0.94	100,137	594
45.00% - 49.99%	9	938,787	0.98	104,310	600
50.00% - 54.99%	19	2,163,698	2.26	113,879	592
55.00% - 59.99%	26	3,665,653	3.82	140,987	588
60.00% - 64.99%	24	3,521,040	3.67	146,710	587
65.00% - 69.99%	46	7,950,868	8.29	172,845	587
70.00% - 74.99%	47	6,734,895	7.02	143,296	595
75.00% - 79.99%	80	11,994,475	12.51	149,931	599
80.00% - 84.99%	159	24,541,980	25.59	154,352	608
85.00% - 89.99%	92	13,442,687	14.02	146,116	604
90.00% - 94.99%	81	11,995,058	12.51	148,087	601
95.00% - 99.99%	31	5,703,945	5.95	183,998	624
TOTAL:	653	95,897,927	100.00	146,857	602

Geographic Distribution of Mortgaged Properties of Group II Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
California	108	21,488,593	22.41	198,968	603	72.99
New York	42	8,859,826	9.24	210,948	618	72.36
Florida	38	5,198,974	5.42	136,815	595	78.82
New Jersey	27	4,922,787	5.13	182,325	602	76.57
Missouri	37	4,477,990	4.67	121,027	594	77.28
Ohio	34	3,785,220	3.95	111,330	597	82.81
Georgia	26	3,509,371	3.66	134,976	614	79.43
Illinois	29	3,429,717	3.58	118,266	579	76.17
North Carolina	28	3,112,207	3.25	111,150	594	81.43
Maryland	19	2,963,362	3.09	155,966	593	81.59
Virginia	16	2,910,062	3.03	181,879	623	82.22
Other[(1)]	249	31,239,817	32.56	125,461	600	79.08
TOTAL:	653	95,897,927	100.00	146,857	602	77.17

[1)] Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Mortgage Loan Purpose of Group II Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Purchase	127	19,327,459	20.15	152,185	625	81.10
Equity Refinance	460	66,644,597	69.50	144,880	595	75.98
Rate/Term Refinance	66	9,925,872	10.35	150,392	604	77.52
TOTAL:	653	95,897,927	100.00	146,857	602	77.17

Mortgage Loan Documentation Type of Group II Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Full/Alternative	470	65,377,068	68.17	139,100	595	79.31
Limited	159	26,698,724	27.84	167,917	613	74.29
No Income/No Asset	5	817,973	0.85	163,595	666	72.23
No Ratio	18	2,904,349	3.03	161,353	623	57.79
Streamline	1	99,813	0.10	99,813	624	53.19
TOTAL:	653	95,897,927	100.00	146,857	602	77.17

Occupancy Types of Group II Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	38	4,671,153	4.87	122,925	637	70.65
Primary Residence	612	90,760,957	94.64	148,302	600	77.56
Second/Vacation	3	465,817	0.49	155,272	589	66.78
TOTAL:	653	95,897,927	100.00	146,857	602	77.17

Mortgaged Property Types of Group II Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	29	5,912,258	6.17	203,871	624	72.38
Co-Op	3	579,821	0.60	193,274	610	71.14
Condo Low-Rise (less than 5 stories)	31	4,277,719	4.46	137,991	619	76.43
Planned Unit Developments (attached)	49	8,653,961	9.02	176,611	601	79.41
Single-family detached	531	75,376,916	78.60	141,953	599	77.53
Townhouse	10	1,097,253	1.14	109,725	578	67.36
TOTAL:	653	95,897,927	100.00	146,857	602	77.17

Prepayment Penalty Terms of Group II Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
None	241	35,747,066	37.28	148,328	611	76.64
12 Months	9	1,750,440	1.83	194,493	627	74.65
24 Months	201	32,456,432	33.84	161,475	592	78.49
36 Months	198	25,461,899	26.55	128,595	599	76.53
60 Months	4	482,090	0.50	120,522	595	71.08
TOTAL:	653	95,897,927	100.00	146,857	602	77.17

BS0204-CLOSE
Sensitivity

Settle Date: 2/27/2004 US Treasury Curve Date: 1/29/2004

Tranche: A1 (I-A1)

Price	.00% CPR 1.10000 1.20100 1.17000 Scenario0 0.000 10% 12.591	Scenario1 1.10000 1.20100 1.17000 Scenario1 0.000 10% 1.762	Scenario2 1.10000 1.20100 1.17000 Scenario2 0.000 10% 1.261	Scenario3 1.10000 1.20100 1.17000 Scenario3 0.000 10% 1.000	Scenario4 1.10000 1.20100 1.17000 Scenario4 0.000 10% .840	Scenario5 1.10000 1.20100 1.17000 Scenario5 0.000 10% .731	Scenario6 1.10000 1.20100 1.17000 Scenario6 0.000 10% .651	Scenario7 1.10000 1.20100 1.17000 Scenario7 0.000 10% .591	PREPAY 1M_LIB 1YR_TRES 6M_LIB DELINQUENCY CALL_PCT CALL Avg. Life
100.000000	1.302 11.381	1.300 1.726	1.300 1.241	1.300 .986	1.299 .829	1.299 .722	1.300 .644	1.300 .584	Yield Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0204-CLOSE-G01 : Prepay:.00% CPR
G:BS0204-CLOSE-G03 : Prepay:.00% CPR
G:BS0204-CLOSE-G04 : Prepay:.00% CPR
G:BS0204-CLOSE-G06 : Prepay:.00% CPR
G:BS0204-CLOSE-G07 : Prepay:.00% CPR
G:BS0204-CLOSE-G09 : Prepay:.00% CPR
G:BS0204-CLOSE-G2A : Prepay:.00% CPR
G:BS0204-CLOSE-G2B : Prepay:.00% CPR
G:BS0204-CLOSE-G5A : Prepay:.00% CPR
G:BS0204-CLOSE-G5B : Prepay:.00% CPR
G:BS0204-CLOSE-G8A : Prepay:.00% CPR
G:BS0204-CLOSE-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BS0204-CLOSE-G01 : Prepay:P50 ACPR
G:BS0204-CLOSE-G03 : Prepay:P50 ACPR
G:BS0204-CLOSE-G04 : Prepay:P50 ACPR
G:BS0204-CLOSE-G06 : Prepay:P50 ACPR
G:BS0204-CLOSE-G07 : Prepay:P50 ACPR
G:BS0204-CLOSE-G09 : Prepay:P50 ACPR
G:BS0204-CLOSE-G2A : Prepay:A50 ACPR
G:BS0204-CLOSE-G2B : Prepay:A50 ACPR
G:BS0204-CLOSE-G5A : Prepay:A50 ACPR

BS0204-CLOSE
Sensitivity

Settle Date: 2/27/2004 US Treasury Curve Date: 1/29/2004

Tranche: A2 (I-A2)									
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1YR_TRES
	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	10%	10%	10%	10%	10%	10%	10%	10%	CALL
	24.882	7.666	5.197	3.707	2.554	1.909	1.614	1.389	Avg. Life
100.000000	1.782	1.782	1.781	1.781	1.781	1.780	1.779	1.779	Yield
	19.916	7.032	4.886	3.536	2.468	1.861	1.577	1.360	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0204-CLOSE-G01 : Prepay:.00% CPR
G:BS0204-CLOSE-G03 : Prepay:.00% CPR
G:BS0204-CLOSE-G04 : Prepay:.00% CPR
G:BS0204-CLOSE-G06 : Prepay:.00% CPR
G:BS0204-CLOSE-G07 : Prepay:.00% CPR
G:BS0204-CLOSE-G09 : Prepay:.00% CPR
G:BS0204-CLOSE-G2A : Prepay:.00% CPR
G:BS0204-CLOSE-G2B : Prepay:.00% CPR
G:BS0204-CLOSE-G5A : Prepay:.00% CPR
G:BS0204-CLOSE-G5B : Prepay:.00% CPR
G:BS0204-CLOSE-G8A : Prepay:.00% CPR
G:BS0204-CLOSE-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BS0204-CLOSE-G01 : Prepay:P50 ACPR
G:BS0204-CLOSE-G03 : Prepay:P50 ACPR
G:BS0204-CLOSE-G04 : Prepay:P50 ACPR
G:BS0204-CLOSE-G06 : Prepay:P50 ACPR
G:BS0204-CLOSE-G07 : Prepay:P50 ACPR
G:BS0204-CLOSE-G09 : Prepay:P50 ACPR
G:BS0204-CLOSE-G2A : Prepay:A50 ACPR
G:BS0204-CLOSE-G2B : Prepay:A50 ACPR
G:BS0204-CLOSE-G5A : Prepay:A50 ACPR

BS0204-CLOSE
Sensitivity

Settle Date: 2/27/2004 US Treasury Curve Date: 1/29/2004

Tranche: A3 (II-A1)

Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1YR_TRES
	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	10%	10%	10%	10%	10%	10%	10%	10%	CALL
	17.137	4.105	2.770	1.985	1.406	1.111	.939	.808	Avg. Life
100.000000	1.414	1.414	1.413	1.413	1.413	1.412	1.412	1.411	Yield
	14.818	3.880	2.662	1.926	1.376	1.093	.925	.796	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0204-CLOSE-G01 : Prepay:.00% CPR
G:BS0204-CLOSE-G03 : Prepay:.00% CPR
G:BS0204-CLOSE-G04 : Prepay:.00% CPR
G:BS0204-CLOSE-G06 : Prepay:.00% CPR
G:BS0204-CLOSE-G07 : Prepay:.00% CPR
G:BS0204-CLOSE-G09 : Prepay:.00% CPR
G:BS0204-CLOSE-G2A : Prepay:.00% CPR
G:BS0204-CLOSE-G2B : Prepay:.00% CPR
G:BS0204-CLOSE-G5A : Prepay:.00% CPR
G:BS0204-CLOSE-G5B : Prepay:.00% CPR
G:BS0204-CLOSE-G8A : Prepay:.00% CPR
G:BS0204-CLOSE-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BS0204-CLOSE-G01 : Prepay:P50 ACPR
G:BS0204-CLOSE-G03 : Prepay:P50 ACPR
G:BS0204-CLOSE-G04 : Prepay:P50 ACPR
G:BS0204-CLOSE-G06 : Prepay:P50 ACPR
G:BS0204-CLOSE-G07 : Prepay:P50 ACPR
G:BS0204-CLOSE-G09 : Prepay:P50 ACPR
G:BS0204-CLOSE-G2A : Prepay:A50 ACPR
G:BS0204-CLOSE-G2B : Prepay:A50 ACPR
G:BS0204-CLOSE-G5A : Prepay:A50 ACPR

BS0204-CLOSE
Sensitivity

Settle Date: 2/27/2004 US Treasury Curve Date: 1/29/2004

Tranche: M1 (M1)									
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1YR_TRES
	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	10%	10%	10%	10%	10%	10%	10%	10%	CALL
	25.520	8.340	5.669	4.614	4.618	3.498	2.544	2.138	Avg. Life
100.000000	1.731	1.731	1.730	1.730	1.731	1.731	1.729	1.729	Yield
	20.461	7.642	5.328	4.391	4.404	3.366	2.470	2.082	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0204-CLOSE-G01 : Prepay:.00% CPR
G:BS0204-CLOSE-G03 : Prepay:.00% CPR
G:BS0204-CLOSE-G04 : Prepay:.00% CPR
G:BS0204-CLOSE-G06 : Prepay:.00% CPR
G:BS0204-CLOSE-G07 : Prepay:.00% CPR
G:BS0204-CLOSE-G09 : Prepay:.00% CPR
G:BS0204-CLOSE-G2A : Prepay:.00% CPR
G:BS0204-CLOSE-G2B : Prepay:.00% CPR
G:BS0204-CLOSE-G5A : Prepay:.00% CPR
G:BS0204-CLOSE-G5B : Prepay:.00% CPR
G:BS0204-CLOSE-G8A : Prepay:.00% CPR
G:BS0204-CLOSE-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BS0204-CLOSE-G01 : Prepay:P50 ACPR
G:BS0204-CLOSE-G03 : Prepay:P50 ACPR
G:BS0204-CLOSE-G04 : Prepay:P50 ACPR
G:BS0204-CLOSE-G06 : Prepay:P50 ACPR
G:BS0204-CLOSE-G07 : Prepay:P50 ACPR
G:BS0204-CLOSE-G09 : Prepay:P50 ACPR
G:BS0204-CLOSE-G2A : Prepay:A50 ACPR
G:BS0204-CLOSE-G2B : Prepay:A50 ACPR
G:BS0204-CLOSE-G5A : Prepay:A50 ACPR

BS0204-CLOSE
Sensitivity

Settle Date: 2/27/2004 US Treasury Curve Date: 1/29/2004

Tranche: M2 (M2)									
Price	**.00% CPR**	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**Scenario6**	**Scenario7**	**PREPAY**
	1.10000	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1M_LIB**
	1.20100	**1.20100**	**1.20100**	**1.20100**	**1.20100**	**1.20100**	**1.20100**	**1.20100**	**1YR_TRES**
	1.17000	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**Scenario6**	**Scenario7**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	25.520	**8.340**	**5.662**	**4.465**	**4.048**	**3.978**	**3.114**	**2.585**	**Avg. Life**
100.000000	2.345	2.344	2.344	2.343	2.344	2.345	2.342	2.343	Yield
	19.003	7.416	5.208	4.181	3.820	3.759	2.972	2.482	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0204-CLOSE-G01 : Prepay:.00% CPR
G:BS0204-CLOSE-G03 : Prepay:.00% CPR
G:BS0204-CLOSE-G04 : Prepay:.00% CPR
G:BS0204-CLOSE-G06 : Prepay:.00% CPR
G:BS0204-CLOSE-G07 : Prepay:.00% CPR
G:BS0204-CLOSE-G09 : Prepay:.00% CPR
G:BS0204-CLOSE-G2A : Prepay:.00% CPR
G:BS0204-CLOSE-G2B : Prepay:.00% CPR
G:BS0204-CLOSE-G5A : Prepay:.00% CPR
G:BS0204-CLOSE-G5B : Prepay:.00% CPR
G:BS0204-CLOSE-G8A : Prepay:.00% CPR
G:BS0204-CLOSE-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BS0204-CLOSE-G01 : Prepay:P50 ACPR
G:BS0204-CLOSE-G03 : Prepay:P50 ACPR
G:BS0204-CLOSE-G04 : Prepay:P50 ACPR
G:BS0204-CLOSE-G06 : Prepay:P50 ACPR
G:BS0204-CLOSE-G07 : Prepay:P50 ACPR
G:BS0204-CLOSE-G09 : Prepay:P50 ACPR
G:BS0204-CLOSE-G2A : Prepay:A50 ACPR
G:BS0204-CLOSE-G2B : Prepay:A50 ACPR
G:BS0204-CLOSE-G5A : Prepay:A50 ACPR

BS0204-CLOSE

Sensitivity

Settle Date: 2/27/2004 US Treasury Curve Date: 1/29/2004

Tranche: M3 (M3)									
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1YR_TRES
	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	10%	10%	10%	10%	10%	10%	10%	10%	CALL
	25.520	8.340	5.659	4.408	3.871	3.759	3.244	2.744	Avg. Life
100.000000	2.550	2.549	2.549	2.548	2.548	2.548	2.546	2.549	Yield
	18.549	7.342	5.168	4.105	3.640	3.544	3.079	2.621	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0204-CLOSE-G01 : Prepay:.00% CPR
G:BS0204-CLOSE-G03 : Prepay:.00% CPR
G:BS0204-CLOSE-G04 : Prepay:.00% CPR
G:BS0204-CLOSE-G06 : Prepay:.00% CPR
G:BS0204-CLOSE-G07 : Prepay:.00% CPR
G:BS0204-CLOSE-G09 : Prepay:.00% CPR
G:BS0204-CLOSE-G2A : Prepay:.00% CPR
G:BS0204-CLOSE-G2B : Prepay:.00% CPR
G:BS0204-CLOSE-G5A : Prepay:.00% CPR
G:BS0204-CLOSE-G5B : Prepay:.00% CPR
G:BS0204-CLOSE-G8A : Prepay:.00% CPR
G:BS0204-CLOSE-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BS0204-CLOSE-G01 : Prepay:P50 ACPR
G:BS0204-CLOSE-G03 : Prepay:P50 ACPR
G:BS0204-CLOSE-G04 : Prepay:P50 ACPR
G:BS0204-CLOSE-G06 : Prepay:P50 ACPR
G:BS0204-CLOSE-G07 : Prepay:P50 ACPR
G:BS0204-CLOSE-G09 : Prepay:P50 ACPR
G:BS0204-CLOSE-G2A : Prepay:A50 ACPR
G:BS0204-CLOSE-G2B : Prepay:A50 ACPR
G:BS0204-CLOSE-G5A : Prepay:A50 ACPR

BS0204-CLOSE
Sensitivity

Settle Date: 2/27/2004 US Treasury Curve Date: 1/29/2004

Tranche: M4 (M4)									
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1YR_TRES
	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	10%	10%	10%	10%	10%	10%	10%	10%	CALL
	25.520	8.340	5.659	4.392	3.810	3.632	3.244	2.744	Avg. Life
100.000000	2.909	2.908	2.908	2.907	2.907	2.907	2.904	2.908	Yield
	17.789	7.216	5.104	4.051	3.556	3.402	3.057	2.604	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0204-CLOSE-G01 : Prepay:.00% CPR
G:BS0204-CLOSE-G03 : Prepay:.00% CPR
G:BS0204-CLOSE-G04 : Prepay:.00% CPR
G:BS0204-CLOSE-G06 : Prepay:.00% CPR
G:BS0204-CLOSE-G07 : Prepay:.00% CPR
G:BS0204-CLOSE-G09 : Prepay:.00% CPR
G:BS0204-CLOSE-G2A : Prepay:.00% CPR
G:BS0204-CLOSE-G2B : Prepay:.00% CPR
G:BS0204-CLOSE-G5A : Prepay:.00% CPR
G:BS0204-CLOSE-G5B : Prepay:.00% CPR
G:BS0204-CLOSE-G8A : Prepay:.00% CPR
G:BS0204-CLOSE-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BS0204-CLOSE-G01 : Prepay:P50 ACPR
G:BS0204-CLOSE-G03 : Prepay:P50 ACPR
G:BS0204-CLOSE-G04 : Prepay:P50 ACPR
G:BS0204-CLOSE-G06 : Prepay:P50 ACPR
G:BS0204-CLOSE-G07 : Prepay:P50 ACPR
G:BS0204-CLOSE-G09 : Prepay:P50 ACPR
G:BS0204-CLOSE-G2A : Prepay:A50 ACPR
G:BS0204-CLOSE-G2B : Prepay:A50 ACPR
G:BS0204-CLOSE-G5A : Prepay:A50 ACPR

BS0204-CLOSE
Sensitivity

Settle Date: 2/27/2004 US Treasury Curve Date: 1/29/2004

Tranche: M5 (M5)									
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1YR_TRES
	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	10%	10%	10%	10%	10%	10%	10%	10%	CALL
	25.520	8.340	5.659	4.379	3.767	3.526	3.244	2.744	Avg. Life
100.000000	3.063	3.062	3.062	3.061	3.060	3.060	3.058	3.062	Yield
	17.477	7.163	5.077	4.022	3.505	3.297	3.047	2.597	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0204-CLOSE-G01 : Prepay:.00% CPR
G:BS0204-CLOSE-G03 : Prepay:.00% CPR
G:BS0204-CLOSE-G04 : Prepay:.00% CPR
G:BS0204-CLOSE-G06 : Prepay:.00% CPR
G:BS0204-CLOSE-G07 : Prepay:.00% CPR
G:BS0204-CLOSE-G09 : Prepay:.00% CPR
G:BS0204-CLOSE-G2A : Prepay:.00% CPR
G:BS0204-CLOSE-G2B : Prepay:.00% CPR
G:BS0204-CLOSE-G5A : Prepay:.00% CPR
G:BS0204-CLOSE-G5B : Prepay:.00% CPR
G:BS0204-CLOSE-G8A : Prepay:.00% CPR
G:BS0204-CLOSE-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BS0204-CLOSE-G01 : Prepay:P50 ACPR
G:BS0204-CLOSE-G03 : Prepay:P50 ACPR
G:BS0204-CLOSE-G04 : Prepay:P50 ACPR
G:BS0204-CLOSE-G06 : Prepay:P50 ACPR
G:BS0204-CLOSE-G07 : Prepay:P50 ACPR
G:BS0204-CLOSE-G09 : Prepay:P50 ACPR
G:BS0204-CLOSE-G2A : Prepay:A50 ACPR
G:BS0204-CLOSE-G2B : Prepay:A50 ACPR
G:BS0204-CLOSE-G5A : Prepay:A50 ACPR

BS0204-CLOSE
Sensitivity

Settle Date: 2/27/2004 US Treasury Curve Date: 1/29/2004

BS0204-CLOSE M6 (M6)

Dated Date: 02/01/2004
Trade Date: 07/16/2002
Settle Date: 02/27/2004
Date of 1st CF: 03/25/2004
Pmts Per Year: 12
Manager: BEARS
Face: 389,688.00M
Speed Assump.: 25.00% CPR

Pricing
WAC: 0.000
WAM: 02/2004
Type:

Collateral
GROUP: ALL
CNWAC: 0.000
CGWAC: 0.000
Range: 0.00 - 0.00
CWAM:
Range: -
Av. Age: 0.000

Monthly Prepayment

Date	PSA	CPP	RPI

Cumulative Prepayment

	PSA	CPP	RPI
1 Mo	.00		.00
3 Mo	.00		.00
6 Mo	.00		.00
1 Yr	.00		.00

Deal Comments

Tranche Details

Des:	M6	P-Des:	M6
Cusip:		Description:	SUB
Orig. Bal.:	6,182,000.00	Current Bal.:	6,182,000.00
Factor:	1.00000000	As of:	
Coupon:	4.350	Cpn Mult.:	1.000
Cap:	99.000	Floor:	3.250
Last Reset:	08/23/2002	Next Reset:	08/23/2002
Delay Days:	0	Stated Mat:	12/25/2034
Current Pac:		Original Pac:	
S&P:	BBB	Fitch:	
Moody:	Baa2	Duff:	

Coupon Formulas

Index	Formula	Cap	Floor
< 95.7500	1.0000 x 1-mo LIBOR + 3.2500	99.000	3.2500
>= 95.7500	99.0000	99.000	3.2500

Tranche: M6 (M6)

Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1.20100	1YR_TRES
	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	Scenario6	Scenario7	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	10%	10%	CALL
	.00	.00	.00	.00	.00	.00	.00	.00	Accrued
	25.520	8.340	5.659	4.367	3.728	3.452	3.244	2.744	Avg. Life
	6/25/2025	3/25/2008	3/25/2007	3/25/2007	4/25/2007	5/25/2007	5/25/2007	11/25/2006	Prin. Start Date
	2/25/2032	9/25/2016	9/25/2012	6/25/2010	1/25/2009	2/25/2008	5/25/2007	11/25/2006	Prin. End Date
99.061000	4.517	4.594	4.647	4.695	4.731	4.750	4.765	4.825	Yield
	14.933	6.690	4.828	3.855	3.353	3.130	2.957	2.528	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0204-CLOSE-G01 : Prepay:.00% CPR
G:BS0204-CLOSE-G03 : Prepay:.00% CPR
G:BS0204-CLOSE-G04 : Prepay:.00% CPR
G:BS0204-CLOSE-G06 : Prepay:.00% CPR
G:BS0204-CLOSE-G07 : Prepay:.00% CPR
G:BS0204-CLOSE-G09 : Prepay:.00% CPR
G:BS0204-CLOSE-G2A : Prepay:.00% CPR